

November 22, 2023

Roderick de Greef
Chief Executive Officer
BioLife Solutions, Inc.
3303 Monte Villa Parkway, Suite 310
Bothell, Washington, 98021

  Re: BioLife Solutions, Inc.
    Registration Statement on Form S-3
    Filed November 17, 2023
    File No. 333-275645

Dear Roderick de Greef:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Margaret Schwartz at 202-551-7153 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Industrial Applications and
        Services

cc: Michael A. Hedge, Esq.